UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Simply Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

82901A105
(CUSIP Number)

Andrew DeFrancesco. Suite 5600, 100 King Street West, Toronto, ON, Canada, M5X 1C9. 1-646-508-1721
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 17, 2021
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  [   ].

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No.	62426E

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
SOL Global Investments Corp.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) [X] (b) [ ]
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Ontario, Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
224,194
	8	SHARED VOTING POWER
-
	9	SOLE DISPOSITIVE POWER
224,194
	10	SHARED DISPOSITIVE POWER
-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
224,194
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
2.036%
14	TYPE OF REPORTING PERSON (See Instructions)
CO

SCHEDULE 13D

CUSIP No.	62426E

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
SOL Verano Blocker 1 LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) [X] (b) [ ]
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
882,759
	8	SHARED VOTING POWER
-
	9	SOLE DISPOSITIVE POWER
882,759
	10	SHARED DISPOSITIVE POWER
-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
882,759
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
8.019%
14	TYPE OF REPORTING PERSON (See Instructions)
CO

Item 1. Security and Issuer

This statement on Schedule 13D relates to the common shares of Simply Inc. (the "Issuer"), and corporation organized under the laws of Maryland. The principal executive offices of the Issuer are located at 2001 NW 84th Avenue, Miami, FL 33122.

Item 2. Identity and Background

This statement on Schedule 13D is being filed by SOL Global Investments Corp. ("SOL"), an Ontario corporation, and SOL Verano Blocker 1 LLC, a Delaware Limited Liability Company. ("SVB1", and together with SOL, the "Reporting Persons"). SOL is in the business of investing in various businesses and SVB1 is a wholly-owned subsidiary of SOL. SOL's principal business and principal office address is Suite 5600, 100 King Street West, Toronto, ON, Canada, M5X 1C9.

SOL is the sole member of SVB1 LLC.

Andrew DeFrancesco is the Chairman and CEO of SOL and the sole Manager of SVB1 LLC. Mr. DeFrancesco is a citizen of Bahamas and resident in the Bahamas.

Paul Kania is the Chief Financial Officer of SOL. Mr. Kania is a citizen of Canada and resident in Toronto, Ontario, Canada.

Olivier Centner is a Board Member of SOL. Mr. Centner is a citizen of Canada and resident in Toronto, Ontario, Canada.

Arena Prado-Acosta is a Board Member of SOL. Mr. Prado-Acosta is a citizen of the United States and resident in Miami, Florida.

During the last five years, none of the Reporting Persons have been convicted in a criminal proceeding or been a party to a civil proceeding of any judicial or administrative body of competent jurisdiction as a result of which neither it nor either of them was or is subject to a judgment, decree or final order enjoining future violations at, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Considerations

The securities of the Issuer purchased by each of the Reporting Persons were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases. The total consideration for such purchases was $3,261,453.52.

Item 4. Purpose of Transaction

The shares of the Issuer were purchased for investment purposes. The shares were accumulated in SVB1 largely for tax efficiency purposes and to clear margin in SOL’s trading account.

Item 5. Interest in Securities of the Issuer

The aggregate percentage of securities reported owned by the Reporting Persons herein is based upon 11,009,022 shares outstanding, which is the total number of shares outstanding as of December 14, 2020, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on December 14, 2020.

SOL Global Investments Corp.

(a) Amount beneficially owned: 224,194

(b) Percent of class: 2.036%

(c) Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote: 224,194

(ii) Shared power to vote or to direct the vote:  0

(iii) Sole power to dispose or to direct the disposition of: 224,194

(iv) Shared power to dispose or to direct the disposition of:  0

During the past sixty days since March 17, 2021, SOL engaged in the following transactions of the Issuer's securities:

Nature of the Transaction	Amount of Securities Purchased/(Sold)	Price ($)	Date of Purchase/Sale
Purchase of Common Stock	57,000	$3.465	01/20/2021
Sale of Common Stock	(50,000)	$3.70	01/22/2021
Purchase of Common Stock	68,255	$3.84	01/22/2021
Purchase of Common Stock	80,416	$4.096	01/25/2021
Purchase of Common Stock	63,902	$4.466	01/29/2021
Purchase of Common Stock	21,935	$4.055	02/12/2021
Sale of Common Stock	(42,039)	$2.985	03/11/2021
Sale of Common Stock	(200,000)	$3.00	03/12/2021
Sale of Common Stock	(100,000)	$4.00	03/17/2021

Since March 17, 2021, SOL has engaged in the following transactions of the Issuer’s securities:

Nature of the Transaction	Amount of Securities Purchased/(Sold)	Price ($)	Date of Purchase/Sale
Purchase of Common Stock	52,694	$4.376	03/18/2021
Purchase of Common Stock	58,952	$4.644	03/19/2021
Purchase of Common Stock	2,001	$5.00	03/23/2021
Purchase of Common Stock	22,000	$4.975	03/24/2021
Sale of Common Stock	(95,000)	$5.010	03/26/2021

SOL Verano Blocker 1 LLC

(a) Amount beneficially owned: 882,759

(b) Percent of class: 8.019%

(c) Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote: 882,759

(ii) Shared power to vote or to direct the vote:  0

(iii) Sole power to dispose or to direct the disposition of: 882,759

(iv) Shared power to dispose or to direct the disposition of:  0

During the past sixty days since March 17, 2021, SVB1 LLC engaged in the following transactions of the Issuer's securities:

Nature of the Transaction	Amount of Securities Purchased/(Sold)	Price ($)	Date of Purchase/Sale
Purchase of Common Stock	3,001	$2.00	03/08/2021
Purchase of Common Stock	5,326	$2.735	03/11/2021
Purchase of Common Stock	500,000	$3.00	03/12/2021
Purchase of Common Stock	2,650	$3.00	03/12/2021
Purchase of Common Stock	8,010	$3.596	03/15/2021
Purchase of Common Stock	4,490	$3.469	03/15/2021
Purchase of Common Stock	701	$3.250	03/15/2021
Purchase of Common Stock	42,481	$3.849	03/16/2021
Purchase of Common Stock	316,100	$4.039	03/17/2021

Each Reporting Person, as a member of a "group" with the other Reporting Person for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, may be deemed the beneficial owner of the shares directly owned by the other Reporting Person.  Each Reporting Person disclaims beneficial ownership of such shares except to the extent of its pecuniary interest therein.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

None

Item 7. Material to Be Filed as Exhibits

Exhibit	Description of Exhibit

99.1	Joint Filing Agreement

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 3, 2021

SOL Global Investments Corp.

By:	/s/ Andrew DeFrancesco
Andrew DeFrancesco
Chief Executive Officer

SOL Verano Blocker 1 LLC

By:	/s/ Andrew DeFrancesco
Andrew DeFrancesco
Manager

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative.  If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference.  The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

LIST OF EXHIBITS

Exhibit	Description of Exhibit

99.1	Joint Filing Agreement